Exhibit 2.1 / Letter to the Wisconsin OCI

                                  April 3, 2006

Mr. Tim Vande Hey
Insurance Financial Examiner - Advanced
Bureau of Financial Analysis and Examinations
125 South Webster Street
Madison, Wisconsin  53707-7873

Re: Acquisition of Control of Physicians Insurance Company of Wisconsin, Inc. by ProAssurance Corporation (Case No. 06-C29893)

Dear Mr. Vande Hey:

Thank you for your letter of March 29, 2006 in regards to the above captioned matter. The following information is in response to the items in your letter that were requested in connection with your Office's review of the proposed acquisition of control of Physicians Insurance Company of Wisconsin Inc. (hereinafter also, "PIC-WI").

1. In your response letter dated March 6, 2006, you indicated that current plans were to retain PIC-WI's surplus note. Please explain the rationale for maintaining the surplus note as the original intent of the surplus note related to a capitalization plan that appears no longer relevant to the company going forward.

     According to Article XIV, Section 14.01 of the Indenture for the PIC-WI surplus notes, (in the absence of an unfavorable "Tax Event," as defined in the indenture), the notes cannot be redeemed prior to May 24, 2009. If a "Tax Event" occurs, the Company may redeem the notes at a substantial financial penalty. Tax Event is defined in the Indenture as follows:

          "Tax Event" means that the Company shall have received an opinion of a nationally recognized independent tax counsel experienced in such matters to the effect that, as a result of (a) any amendment to, or change (including any announced prospective change) in, the laws or any regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein, or (b) any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of the original issuance of the Surplus Notes, there is more than an insubstantial risk that, if the Company is organized and existing under the laws of the United States or any state thereof or the District of Columbia, interest payable by the Company on the Surplus Notes is not, or within 90 days of the date of such opinion will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes."

     Accordingly, we do not foresee redeeming the surplus notes prior to May 24, 2009. We will evaluate redemption of the notes as that date approaches.

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2.   Please provide legal justification as to the transferability of PIC-WI outstanding shares of common stock. Your response should include discussion related to the original intent of transferability of the outstanding common shares of PIC-WI stock and any provisions and/or communication that you are aware of that were meant to restrict the transferability of the shares.

     The transferability of the PIC-WI shares is addressed in the attached letters from counsel. Jeffrey B. Bartell, Esq., counsel for PIC-WI addresses the question in PIC-WI's historical context. Jack P. Stephenson, Jr., counsel for ProAssurance addresses the question in the context of the exchange of the shares as a part of the proposed transaction.

3. Nursing homes that are operated as a single entity with a hospital are required to participate in the Wisconsin Injured Patients & Families Compensation Fund (WI Compensation Fund) and to have their primary coverage with a licensed carrier. Currently, the majority of these nursing homes have their primary coverage placed with PIC-WI. Does ProAssurance Corporation intend to maintain this coverage? Please comment on ProAssurance Corporation's evaluation of this block of business and how you expect your decision to impact the nursing homes' ability to obtain this required coverage.

     ProAssurance intends for PIC-WI to continue to offer the referenced coverage in Wisconsin. ProAssurance is familiar with the maintenance of long-term care beds by licensed hospitals and insures such risks as a part of its hospital book of business.


4. PIC-WI currently provides coverage to some Wisconsin physicians that render medical services on a part-time basis in Illinois. Generally, these physicians also have WI Compensation Fund coverage in excess of their primary limits. In the proposed post merger "Plan of Operation," underwriting, policy administration, and risk management for the Illinois business of PIC-WI will be consolidated into ProAssurance Corporation's underwriting office in Okemos, Michigan, and the claims function will be consolidated into ProAssurance's Corporation's existing Lisle, Illinois office. Please identify which claims office will handle the claim of a Wisconsin doctor practicing in Illinois, if a suit is filed in Illinois. Will the claim stay with the office/region that issued the policy or will it be handled by the office that manages the Illinois claims?

     Wisconsin domiciled risks with incidental cross border exposures will continue to be underwritten and serviced by the Madison office of PIC-WI. However, should a claim arise in Illinois, that claim would be handled through the ProAssurance Illinois claims office located in Lisle, Illinois in consultation with the Madison office.

     ProAssurance believes that claims are best handled by the local office that is most familiar with that particular jurisdiction. It is customary in the ProAssurance system that the local office serving a particular claims venue will handle a claim in that venue even if it is underwritten in a different location. ProAssurance currently has 13 claims offices and several other single person claim operations located in various jurisdictions.

     We also note that, for example, should an Illinois insured of ProNational Insurance Company be sued in Wisconsin, that claim would be handled by the Madison office.

     All of the ProAssurance insurance companies act cooperatively in this and other regards pursuant to the Expense Allocation Agreement and Management Services Agreement that are attached to the Form A as Exhibits B and C, respectively.

5. PIC-WI currently has a well regarded risk management program in place for its insureds. Please identify whether ProAssurance Corporation will maintain this specific program as it currently exists, or whether changes are anticipated to the program.

     ProAssurance intends to maintain a strong PIC-WI risk management presence in Wisconsin. Both ProAssurance and PIC-WI view risk management as an integral part of the service provided to healthcare clients so as to assist them to mitigate risks and, in turn, lower liability costs.

     In all of our principal jurisdictions, ProAssurance endeavors to maintain a strong risk management presence. ProAssurance's risk management department is led by our Medical Director who is an M.D. The risk management staff is comprised of 30 staff positions including 17 risk management professionals and three risk management vice-presidents, one resident in Okemos, Michigan, one resident in Washington, D.C., and one resident in Birmingham, Alabama.

     In sum, we intend to maintain PIC-WI's risk management program, but that program will change and be strengthened - as will the programs in all of our states - as we combine the expertise of ProAssurance and PIC-WI.

                                                     Sincerely,
                                                     /s/ Victor T. Adamo
                                                     Victor T. Adamo

VTA/lm